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                            February 28, 2024

       Hue Kwok Chiu
       Chief Executive Officer
       Smart Logistics Global Limited
       Unit 702, Level 7, Core B, Cyberport 3
       100 Cyberport Road
       Pokfulam, Hong Kong 999077

                                                        Re: Smart Logistics
Global Limited
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted February
14, 2024
                                                            CIK No. 0001987189

       Dear Hue Kwok Chiu:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 5, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Summary of Risk Factors, page 3

   1. We note your response to prior comment 4 and reissue the comment in part. Please revise your summary of risk
factors to reinstate disclosure that the PRC government may
                                                        intervene or influence
your operations in China (including Hong Kong) at any time, which could result in a
material change in your operations.

                                                        In addition, expand
your risk factor discussion regarding changes in the policies, regulations and rules,
and the enforcement of laws of the PRC government to discuss that such risks could result
in a material change in your operations and/or the value of the
 Hue Kwok Chiu
FirstName LastNameHue    Kwok Chiu
Smart Logistics Global Limited
Comapany28,
February  NameSmart
             2024      Logistics Global Limited
February
Page 2 28, 2024 Page 2
FirstName LastName
         securities you are registering for sale. Please include cross-references to the more detailed discussion of each of the risks related to doing business in China in the prospectus.
Because SLG Cayman is a holding company conducting all its operations through PRC subsidiaries..., page 17

2. We note your revised disclosure in response to prior comment 6 and reissue the comment
         in part. Given the Chinese government   s significant oversight and
discretion over the
         conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. In that regard, we note you removed language stating that the PRC government may intervene or influence your operations in China (including Hong Kong) at any time. We remind you that,
         pursuant to federal securities rules, the term    control
(including the terms    controlling,
            controlled by,    and    under common control with   ) means    the
possession, direct or
         indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Changes in the policies, regulations and rules, and the enforcement of laws of the PRC government may be implemented quickly..., page 17

3. Please expand this risk factor to discuss that the risks and uncertainties regarding the enforcement of laws and the risk that rules and regulations in China can change quickly with little advance notice could result in a material change in your operations and/or the value of the securities you are registering for sale. Please also revise the body of this risk factor to discuss the risk described in the header of this risk factor.
Related Party Transactions, page 100

4. Please revise your disclosure in response to prior comment 10 to clarify whether the loans to Mr. Chiu, your Chief Executive Officer and Chairman, have been repaid. As Exchange
         Act Section 13(k)(1) prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer, please tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 to the
         extent such loans are outstanding.
Exhibits

5. We note that Exhibits 10.3 and 10.4 filed in response to prior comment 8 contain English-
         language portions followed by Chinese-language sections. Please confirm, if accurate, that the English portions are fair and accurate translations of the ensuing Chinese portions of these documents. In addition, please revise the exhibits to disclose the English language names of the borrowers, lenders and signatories to such agreements. Hue Kwok Chiu
Smart Logistics Global Limited
February 28, 2024
Page 3

       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.



                                                          Sincerely,
FirstName LastNameHue Kwok Chiu
                                                          Division of
Corporation Finance
Comapany NameSmart Logistics Global Limited
                                                          Office of Energy &
Transportation
February 28, 2024 Page 3
cc:       Jane K. P. Tam, Esq.
FirstName LastName